On October 29, 2003, the Grand Prix Fund acquired, through a non-taxable exchange, substantially all of the net assets of the Hartford Mutual Investment Fund. The Grand Prix Fund issued 423,807 Class A shares (valued at $4,004,982) for the 184,486 shares of the Hartford Mutual Investment Fund outstanding at October 29, 2003. The net assets of the Hartford Mutual Investment Fund included net unrealized appreciation on investments of $273,917. The assets of the Grand Prix Fund immediately before the acquisition were $46,183,033. The Fund's Statement of Operations for the year ended October 31, 2003 does not include preacquisition activity of the Hartford Mutual Investment Fund. Acquisition costs include legal expenses incurred by the Fund and certain other costs detailed in the Plan of Reorganization.